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NEWS                                                  THOMAS & BETTS CORPORATION
                                                      8155 T&B Boulevard
                                                      Memphis, TN 38125
                                                      (901) 252-5962

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FOR IMMEDIATE RELEASE                                  CONTACT:  Tricia Bergeron
                                         (901) 252-8266  (901) 359-7452 cellular
                                                         TRICIA_BERGERON@TNB.COM

                THOMAS & BETTS TO SELL ELECTRONIC OEM BUSINESS TO
                       TYCO INTERNATIONAL FOR $750 MILLION

  STRENGTHENS T&B'S FOCUS ON ELECTRICAL AND COMMUNICATIONS PRODUCTS BUSINESSES

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MEMPHIS, TENN. - MAY 07, 2000 - Thomas & Betts Corporation (NYSE: TNB) today announced an agreement to sell its global Electronic OEM business to Tyco International Ltd. (NYSE:TYC, LSE:TYI, BSX:TYC) for $750 million in cash. This agreement is subject to regulatory approval.

         Thomas & Betts plans to use the proceeds from the sale primarily to reduce debt. The company also expects to use a portion of the proceeds to initiate a share repurchase program and to accelerate implementation of the company's e-commerce strategy.

         The Electronic OEM segment encompasses connectors and components, including battery packs, that transmit, store and manage electronic signals in computers, automobiles, and such electronic devices as cellular telephones. Customers include computer and cellular handset manufacturers, automotive and industrial OEMs, and tier-one automotive suppliers. The Electronic OEM business, with 1999 sales of $687 million, has manufacturing facilities in the U.S., Mexico, Europe, and Asia.

                  "Today's announcement demonstrates our commitment to maximize shareholder return," said Clyde R. Moore, Thomas & Betts' chairman, chief executive officer and president. "While our Electronic OEM business is profitable and growing, its fundamental nature is significantly different from our electrical and communication businesses. Divesting this business will allow us to refocus on what we do best -- manufacturing, marketing and distributing electrical and related components -- as we build our leadership position in industrial B2B commerce."

         Thomas & Betts is one of the world's leading designers and manufacturers of electrical connectors and components for worldwide electrical and electronic markets. Headquartered in Memphis, Tenn., the company has over 250 manufacturing, distribution, and office facilities in 25 countries. In 1999, Thomas & Betts reported sales of $2.52 billion and diluted earnings per share of $2.56.

         Tyco International Ltd. is a diversified manufacturing and service company. Tyco operates in more the 80 countries and had fiscal 1999 revenues of $22.5 billion.

         Morgan Stanley Dean Witter advised Thomas & Betts on the transaction.

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